SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO

13d-2(a)

Amendment No. 4

Allied Waste Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019589308

(CUSIP Number)

Michael D. Weiner

Apollo Management, L.P.

10250 Constellation Blvd., Suite 2900

Los Angeles, CA 90067

(310) 843-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Investment Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1

8 SHARED VOTING POWER
1	1 25,461,653 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 25,461,653 shares of Common

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	25,461,653 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	8.0%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Overseas Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER
1	1 1,672,338 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 1,672,338 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	1,672,338 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	0.5%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo (UK) Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 1,035,588 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 1,035,588 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	1,035,588 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	0.3%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 1 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Advisors II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 65,739,579 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 65,739,579 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	65,739,579 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	20.6%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 65,739,579 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 65,739,579 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	65,739,579 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	20.6%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Investment Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 31,401,337 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 31,401,337 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	31,401,337 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	9.8%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 1 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Overseas Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 1,748,663 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 1,748,663 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	1,748,663 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	0.6%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Advisors IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 65,739,579 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 65,739,579 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	65,739,579 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	20.6%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 1 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo Management IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 65,739,579 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 65,739,579 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	65,739,579 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	20.6%

14	TYPE OF REPORTING PERSON
1	PN

CUSIP No. 019589308	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
1	Apollo/AW LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
1	(a) ☒
1	(b) ☐

3	SEC USE ONLY
1

4	SOURCE OF FUNDS
1	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1	1

8 SHARED VOTING POWER

1	1 4,420,000 shares of Common Stock

9 SOLE DISPOSITIVE POWER
1	1

10 SHARED DISPOSITIVE POWER
1 4,420,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1	4,420,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1	1.4%

14	TYPE OF REPORTING PERSON
1	OO

CUSIP No. 019589308	13D	Page 2 of 18

This Amendment No. 4 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (UK) Partners III, L.P., Apollo Advisors II, L.P., Apollo Management, L.P., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Advisors IV, L.P., Apollo Management IV, L.P. and Apollo/AW LLC (the “Reporting Persons”) originally filed on April 15, 1997, as previously amended by Amendment No. 1 filed on March 7, 1999, Amendment No. 2 filed on July 30, 1999 and Amendment No. 3 filed on August 6, 2003 (“Amendment 3”) with respect to the shares of common stock (the “Common Stock”), of Allied Waste Industries, Inc. (“Allied Waste” or the “Company”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 4.	Purpose of Transaction

Item 4, to which reference is made regarding the purposes, plans and proposals of the Reporting Persons with respect to the securities of the Company owned by the Reporting Persons, is hereby amended and supplemented as follows:

On July 31, 2003, the Reporting Persons and certain other unrelated investors (the “Investors”) entered into an Exchange Agreement with the Company, a copy of which was filed as an Exhibit to Amendment 3 and is incorporated herein by reference. Pursuant to the terms of the Exchange Agreement, the Reporting Persons and the Investors agreed to exchange (the “Exchange”) the shares of Convertible Preferred Stock beneficially owned by them for shares of Common Stock of the Company upon satisfaction of certain conditions, including approval by the stockholders of the Company.

On December 18, 2003, stockholders of the Company approved the terms of the Exchange and the Exchange was consummated in accordance with the Exchange Agreement on the same date.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

Fund III beneficially owns 25,461,653 shares of Common Stock. The shares of Common Stock beneficially owned by Fund III represents approximately 8.0% of the outstanding Common Stock of the Company.

Overseas III beneficially owns 1,672,338 shares of Common Stock. The shares of Common Stock beneficially owned by Overseas III represents approximately 0.5% of the outstanding Common Stock of the Company.

UK III beneficially owns 1,035,588 shares of Common Stock. The shares of Common Stock beneficially owned by UK III represents approximately 0.3% of the outstanding Common Stock of the Company.

Fund IV beneficially owns 31,401,337 shares of Common Stock. The shares of Common Stock beneficially owned by Fund IV represents approximately 9.8% of the outstanding Common Stock of the Company.

Overseas IV beneficially owns 1,748,663 shares of Common Stock. The shares of Common Stock beneficially owned by Overseas IV represents approximately 0.6% of the outstanding Common Stock of the Company.

AWLLC beneficially owns 4,420,000 shares of Common Stock. The shares of Common Stock beneficially owned by AWLLC represents approximately 1.4% of the outstanding Common Stock of the Company.

Advisors II, as the general partner of Fund III, Overseas III and UK III, and Management, as the manager of Fund III, Overseas III and UK III, may be deemed to be the beneficial owners of securities of the Company owned by Fund III, Overseas III and UK III. In the aggregate, Fund III, Overseas III and UK III beneficially own 28,169,579 shares of Common Stock, and as a result, Advisors II and Management may be deemed to beneficially own an aggregate of 28,169,579 shares of Common Stock, representing approximately 8.8% of the outstanding Common Stock of the Company.

Advisors IV, as the general partner of Fund IV and Overseas IV, and Management IV, as the manager of Fund IV and Overseas IV, may be deemed the beneficial owner of securities of the Company owned by Fund IV and Overseas IV. Management IV, as the manager of AWLLC, may also be deemed to be the beneficial owner of securities of the Company owned by AWLLC. In the aggregate, Fund IV, Overseas IV and AWLLC beneficially own 37,570,000 shares of Common Stock, and, as a result, Advisors IV may be deemed to beneficially own an aggregate of 33,150,000 shares of Common Stock, representing approximately 11.8% of the outstanding Common Stock of the Company, and Management IV may be deemed to beneficially own an aggregate of 37,570,000 shares of Common Stock, representing approximately 10.4% of the outstanding Common Stock of the Company.

Advisors II, Management, Advisors IV and Management IV may each be deemed to beneficially own the securities of the Company that are beneficially owned by each other, and in the aggregate may be deemed to beneficially own 65,739,579 shares of Common Stock, representing approximately 20.6% of the outstanding Common Stock of the Company.

The beneficial ownership by the Reporting Persons as described in this Amendment No. 4 to Schedule 13D of an aggregate of 65,739,579 shares of Common Stock, representing approximately 20.6% of the outstanding Common Stock of the Company, is consistent with the Company’s previous reports of the Reporting Persons’ beneficial ownership of the Company’s Common Stock and does not include any securities beneficially owned by the other Investors. However, by virtue of the Amended and Restated Investment Agreement and the Third Amended and Restated Shareholders Agreement, the Reporting Persons could be deemed to beneficially own securities of the Company beneficially owned by the other Investors that are party thereto. In the aggregate, the securities of the Company beneficially owned by the other Investors, together with the securities of the Company owned by the Reporting Persons, equals 137,235,921 shares of Common Stock of the Company, which represents approximately 43.0% of the Company’s outstanding Common Stock.

The statements in this Amendment No. 4 to Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. The filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pencuniary interest in any securities of the Company owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.

The Reporting Persons acquired beneficial ownership of such shares as described in Item 3 and Item 4. The percentages of the outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based on 319,705,010 shares of Common Stock, which the Company has informed the Reporting Persons is the total outstanding shares of Common Stock as of December 18, 2003, after giving effect to the Exchange.

(a) See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

(b) See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following text at the end thereof:

On August 1, 2003, the Company and the Investors executed an amendment to the Amended and Restated Investment Agreement, which further defines the rights of the Investors under the Third Amended and Restated Shareholders Agreement and the Amended and Restated Registration Rights Agreement.

Pursuant to the Exchange Agreement, on December 18, 2003, the Reporting Persons entered into amendments to the Second Amended and Restated Shareholders Agreement and the Amended and Restated Registration Rights Agreement to provide that the shares of Common Stock issued in exchange for the Convertible Preferred Stock in the Exchange are subject to the terms of those agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Third Amended and Restated Shareholders Agreement dated as of December 18, 2003 by and among Allied Waste Industries, Inc. and the other parties signatory thereto.

Exhibit 2:	Second Amended and Restated Registration Rights Agreement dated as of December 18, 2003 by and among Allied Waste Industries, Inc. and the other parties thereto.

Exhibit 3:	Amendment to the Amended and Restated Investment Agreement dated as of August 1, 2003 by and among Allied Waste Industries, Inc. and the parties signatory thereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: December 22, 2003	APOLLO INVESTMENT FUND III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO OVERSEAS PARTNERS III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO (UK) PARTNERS III, L.P.

	By:	APOLLO ADVISORS II, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO ADVISORS II, L.P.

	By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

		By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO MANAGEMENT, L.P.

	By:	AIF III MANAGEMENT, INC.
Its General Partner

		By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:		/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC.
Its General Partner

		By:		/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President

Date: December 22, 2003	APOLLO/AW LLC

	By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

		By:		AIF IV MANAGEMENT, INC.
Its General Partner

			By:	/S/ MICHAEL D. WEINER

Michael D. Weiner Vice President